EXHIBIT 5.1

Hamilton, Lehrer &  Dargan, P.A.
Attorneys and Counselors at Law
101 Plaza Real, South Suite 201
Telephone: 561-416-8956 Facsimile: 561-416-2855
Boca Raton, Florida 33432

June 11, 2007

Nutra Pharma Corp.
791 Park of Commerce Boulevard, Suite 300
Boca Raton, Florida 33487

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Nutra Pharma Corp. (the “Company”) of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) covering the offering of  up to an aggregate of 25,000,000 shares of the Company’s common stock, $0.0001 par value, (the “Common Stock”) issuable or reserved for issuance pursuant to the Company’s stock option plan adopted June 6, 2007 (the “Plan”).

In connection with this opinion, we have examined the Registration Statement and the Company’s Certificate of incorporation and Bylaws, each as amended, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares, when sold and issued in accordance with the Plan, the Registration Statement and the related prospectus, will be validly issued, fully paid and non-assessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,
/s/ HAMILTON, LEHRER & DARGAN, P.A